November 26, 2012

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Altra Holdings, Inc.

Form 10-K

Filed February 24, 2012

File No. 1-33209

Dear Mr. O’Brien:

This letter responds to the comments raised in your letter dated November 20, 2012 regarding your review of the Form 10-Q of Altra Holdings, Inc. (“we” or the “Company”) for the period ended June 30, 2012 (the “Form 10-Q”). We have repeated your comment below in italics and following is our response.

Form 10-Q for the period ended June 30, 2012

15. Guarantor Subsidiaries, page 15

1. Comment: We have read your response to comment 1 in our letter dated October 18, 2012, and note the corrections you have made to your Rule 3-10 of Regulation S-X financial statements overall. We understand that the errors identified in these financial statements relate to: i) how you previously accounted for the non-guarantor subsidiaries that consolidate into the guarantor subsidiaries under the equity method of accounting, including how you previously accounted for certain intercompany loan transactions; ii) how you previously recorded the impact of certain foreign currency transactions; and iii) the related tax impact of these adjustments. The estimated errors identified had:

•	A 153% and (44)% impact on the Issuer’s and Guarantor’s, respectively, operating cash flows for fiscal 2010;

•	A 98%, 17% and (20)% impact on the Issuer’s, Guarantor’s and Non-Guarantor’s, respectively, operating cash flows for fiscal 2011; and

•	A 211% and (37)% impact on the Issuer’s and Guarantor’s, respectively, operating cash flows for the six months ended June 30, 2012.

Given the materiality of the forgoing errors, it appears that amendments to your Form 10-K for the year ended December 31, 2011, and Forms 10-Q for the periods ended March 31, 2012 and June 30, 2012, are warranted. However, we also understand that a refinancing of the senior notes for which the Rule 3-10 financial statements were presented is imminent, such that these financial statements will no longer need to be presented. Therefore, please provide the requested amendments within ten business days or otherwise inform us when you expect to complete such refinancing. In the latter regard, confirm to us that the refinanced debt is not expected to again be registered.

Response: As disclosed in the Company’s Form 8-K filed November 20, 2012, we announced a refinancing and the irrevocable redemption of our Senior Secured Notes due 2016, with an effective redemption date of December 20, 2012. The refinanced debt will not be registered. As a result of, and following the completion of, the redemption, the Company will no longer have any outstanding registered securities subject to guarantees and, as a result, the Company will no longer be required to include the Guarantor Subsidiaries footnote in future filings in accordance with Rule 3-10 of Regulation S-X.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Treasurer at (781) 917-0600.

Sincerely,

ALTRA HOLDINGS, INC.

By:	/s/ Christian Storch
Christian Storch
Chief Financial Officer